EXHIBIT 21.1

Subsidiaries of Tiptree Inc.(1)

Name	Jurisdiction of Incorporation or Organization
Fortegra Financial Corporation(2)	Delaware
Fortegra Indemnity Insurance Company, Ltd.	Turks & Caicos Islands, BWI
Fortegra Specialty Insurance Company	Arizona
LOTSolutions, Inc.	Georgia
Lyndon Southern Insurance Company	Delaware

(1)As of December 31, 2023.
(2)Fortegra Financial Corporation is a wholly owned subsidiary of The Fortegra Group, Inc., which is 79.54% owned by Tiptree Inc. All other subsidiaries listed are 100% owned by Fortegra Financial Corporation.